Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/MF) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/MF) 92.690.783/0001-09 Registry (NIRE): 35300520751

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (jointly the “Companies”) hereby inform their shareholders and the market in general that, in order to promote the best environment for trading of their shares and in line with the best corporate governance practices, the Companies hired BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“BTG”) headquartered at Avenida Brigadeiro Faria Lima, nº 3477, 14th floor, part, in the city of São Paulo, State of São Paulo, registered with the CNPJ/MF under nº 43.815.158/0001-22 (“BTG” or “ Market Maker”) as a market maker exclusively for your preferred shares, starting on August 14, 2023 and will be valid for a period of 12 (twelve) months from the date of its execution.

In accordance with the concept established in article 1, sole paragraph, item I of CVM Resolution 77/2022, Gerdau S.A. has, on this date, 600,526,442 common shares and 1,156,540,608 preferred shares outstanding in the market, and Metalúrgica Gerdau S.A. has, on this date, 365,111,201 common shares and 668,729,603 preferred shares outstanding in the market.

Additionally, the Companies inform that the Market Maker does not have any contract with its controlling shareholders regulating the exercise of voting rights or the purchase and sale of securities issued by the Companies.

The market maker is an agent that commits to maintain buy and sell offers, within certain operating parameters, on a regular and continuous basis during the trading session, promoting the liquidity of securities, facilitating trades and mitigating artificial movements in the share price.

B3 has continuously encouraged companies to have market makers in order to promote trading in their shares and increase liquidity. The Companies' participation in this process reinforces their commitment to investors and to the best negotiation practices.

São Paulo, August 14, 2023.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director